SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2003

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

____(1)____

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on July 24, 2003, announcing 2003 Second Quarter Financial Results.

____(2)____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: ____________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  August 12, 2003

____(3)____

Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued July 24, 2003

____(4)____

ECTEL REPORTS RESULTS OF THE SECOND QUARTER AND

FIRST SIX MONTHS OF 2003

Petah Tikva, Israel - July 24, 2003 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of monitoring solutions and revenue assurance applications, today reported unaudited financial results for the second quarter and six months ended June 30, 2003.

Revenues for the second quarter ended June 30, 2003 were $10.1 million, compared to $24.2 million in the second quarter of 2002. The net loss for the second quarter of 2003 was $13.8 million, or $0.77 per fully diluted share, compared to net income of $4.3 million, or $0.23 per fully diluted share, for the corresponding quarter of 2002.

The Company`s results for the second quarter ended June 30, 2003, include a non-cash goodwill impairment charge of $6.0 million. The goodwill resulted from the acquisition of NetEye in October 2001.

Revenues for the six months ended June 30, 2003 were $25.3 million, compared to $47.3 million in the first half of 2002. The net loss for the first six months of 2003 (including the above-mentioned goodwill impairment charge) was $17.6 million, or $0.98 per fully diluted share, compared to net income of $8.5 million, or $0.45 per fully diluted share, for the parallel period of 2002.

Commenting on the results, Aharon Shech, President and CEO of ECtel said, "The decline in our second quarter revenues reflects the impact of trends similar to those that affected our first quarter performance. Continued deferral of capital investments by customers and potential customers, longer sales cycles, and extended negotiations regarding credit terms have made it increasingly challenging to close both telecom and government deals."

____(5)____

"Despite the difficult environment, we remain confident in our products and capable team and continue to retain the trust of our customers. We remain focused on maintaining our technology leadership and sales efforts. At the same time, we are carefully monitoring a number of parameters and, if necessary, will adjust our plans accordingly."

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results on Thursday, July 24, 2003 at 10:00 am ET; 9:00 am CT; 7:00 am PT; and 5:00 pm Israel time. To participate, please call the conference center approximately 10 minutes prior to conference time, and request the ECtel Q/2 2003 Earnings Results Conference call, reservation number 691765, at one of the following numbers:

In the United States:	888-423-3271
In Israel:	1-800-286-285 or 03-9255910
In the United Kingdom:	0-800-169-8104
In Germany:	0-800-181-4332
All other international callers:	++1-612-338-1652

A digital replay will be available from 1:30 pm ET on July 24, 2003 until midnight ET July 31, 2003.  To access the replay, please dial:

In the United States:	800-475-6701
Access Code:  691765

In Israel:	03-925-5936
Access Code:  None

All other international callers:	++1-320-365-3844
Access Code:  691765

- - end -

Notes:

ECtel Ltd.

ECtel is a leading global provider of cutting-edge monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel`s cost-effective systems are used by law enforcement agencies to fight terrorism and crime, and by telecommunications operators for Fraud Prevention, Revenue Assurance and Quality of Service. Over 180 law enforcement agencies and telcos in more than 60 countries are using ECtel's state-of-the-art solutions in voice, data, cellular, VoIP and NGN networks.

ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at http://www.ectel.com.

____(6)____

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators and governmental agencies, the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, dependence on sales to governmental agencies, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0505	Fax: 954-351-4306
Email: avig@ectel.com	Email: chrisd@ectel.com

____(7)____

ECtel Ltd.
Consolidated Statements of Income
$ in thousands except share and per share data

		Six months ended June 30,		Three months ended June 30,
		2002	2003		2002	2003
		(Unaudited)		(Unaudited)
Revenues		47,324	25,304		24,228	10,097
Cost of revenues	(*)	19,191	14,109	(*)	9,817	6,867

Gross profit	(*)	28,133	11,195	(*)	14,411	3,230

Research and development costs - net	(*)	6,724	6,569	(*)	3,378	3,174
Selling and marketing expenses	(*)	9,016	8,365	(*)	4,697	3,990
General and administrative expenses	(*)	4,087	7,916	(*)	2,005	3,792
Goodwill impairment		-	6,019		-	6,019

Operating income (loss)		8,306	(17,674)		4,331	(13,745)

Financial income, net		(163)	(169)		(198)	(107)
Other expenses (income), net		(8)	(8)		(8)	2

Income (loss) before tax		8,477	(17,497)		4,537	(13,640)

Taxes on income		16	102		211	115

Net income (loss)		8,461	(17,599)		4,326	(13,755)

Basic earnings (loss) per share		0.48	(0.98)		0.24	(0.77)

Number of shares outstanding used to compute basic earnings (loss) per share		17,744,000	17,944,626		17,774,700	17,958,648

Diluted earnings (loss) per share		0.45	(0.98)		0.23	(0.77)

Weighted average number of shares
outstanding used to compute diluted
earnings (loss) per share		18,715,700	17,944,626		18,651,000	17,958,648

(*) Stock-based compensation for 2002 periods has been reclassified. Instead of being summarized in one line item, it was divided between cost of revenues and operating expenses as follows:

	Six months ended June 30,	Three months ended June 30,
	2002
	(Unaudited)

Cost of revenues	9	4
Research and development costs, net	32	13
Selling and marketing expenses	23	9
General and administrative expenses	225	90

	289	116

____(8)____

ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

		December 31,	June 30,
		2002	2003
		(Audited)	(Unaudited)

Assets

Current assets:

Cash and cash equivalents (including marketable bonds)		52,786	34,140
Receivables:
Trade		47,959	39,514
Other		4,511	3,320
Related parties	(*)	1,234	1,264
Recoverable costs and estimated
earnings, not yet billed		10,899	12,057
Inventories		5,776	8,104

Total current assets		123,165	98,399

Long-term marketable bonds		-	6,335

Long-term receivables, net of current maturities		5,601	4,911

Property, plant and equipment
Cost		10,934	11,512
Less - accumulated depreciation		5,558	6,175

		5,376	5,337

Goodwill		16,348	10,329

Other assets		1,378	2,133

Total assets		151,868	127,444

(*)  Reclassified

____(9)____

ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

		December 31,	June 30,
		2002	2003
		(Audited)	(Unaudited)

Liabilities and shareholders' equity

Current liabilities:

Trade payables		7,097	6,297
Related parties	(*)	1,518	2,039
Other payables and accrued liabilities		25,950	19,131

Total current liabilities		34,565	27,467

Long-term liability:
Liability for employee severance benefits, net		774	958

Total liabilities		35,339	28,425

Shareholders' equity:
Share capital		211	212
Capital surplus		72,291	72,379
Retained earnings		44,027	26,428

		116,529	99,019

Total Liabilities and shareholders' equity		151,868	127,444

(*)  Reclassified

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